EXHIBIT 21.1

Subsidiaries of the Company

Alliance Laundry Systems LLC owns all of the stock of the following corporations:

Name	State or Other Jurisdiction of Incorporation or Organization
Alliance Laundry Corporation	Delaware
Alliance Laundry Equipment Receivables 2005 LLC	Delaware
Alliance Laundry Holding S.ar.l	Luxembourg

Alliance Laundry Holding S.ar.l owns all of the stock of the following corporation:

Name	State or Other Jurisdiction of Incorporation or Organization
Alliance Holding BVBA	Belgium

Alliance Holding BVBA owns all of the stock of the following corporation:

Name	State or Other Jurisdiction of Incorporation or Organization
Alliance International BVBA	Belgium

Alliance International BVBA owns all of the stock of the following corporations:

Name	State or Other Jurisdiction of Incorporation or Organization
IPSO – Norge AS	Norway
IPSO – Spain S.L.	Spain

Alliance International BVBA owns a 50% interest in IPSO – Rent NV, a Belgium Joint Venture.